12/11/14

14041989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36638

NOV 28 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
REGISTRATIONS BRANCH
17

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Jay W. Carter and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2014, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

CEO- Sterne Agee Financial Services, Inc.
Title

Signature

Treasurer & CFO- Sterne Agee Financial Services, Inc.
Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

STERNE AGEE FINANCIAL SERVICES, INC.

(A Wholly-Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Sterne Agee Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Sterne Agee Financial Services, Inc. (a Delaware corporation) as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition. Sterne Agee Financial Services, Inc.'s management is responsible for this consolidated statement of financial condition. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Sterne Agee Financial Services, Inc. as of September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama
November 25, 2014

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statement of Financial Condition

September 30, 2014

Assets	
Cash and cash equivalents	$ 5,384,351
Furniture and equipment (less accumulated depreciation of $238,133)	134,283
Goodwill and other intangible assets, net	12,489,497
Notes receivable from financial advisors, net	2,219,166
Other assets	2,914,624
Total assets	$ 23,141,921
Liabilities and Stockholder's Equity	
Due to Parent company	$ 7,968
Due to affiliates, net	851,198
Payable to financial advisors	1,686,910
Other liabilities	1,805,930
Total liabilities	4,352,006
Stockholder's equity:	
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding	2
Additional paid-in capital	15,383,998
Retained earnings	3,405,915
Total stockholder's equity	18,789,915
Total liabilities and stockholder's equity	$ 23,141,921

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), consists of two registered broker/dealers, Sterne Agee Financial Services, Inc. and WRP Investments, Inc. (WRP), which are both registered broker/dealers with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of financial advisors and third-party marketing agreements with various banks. All securities transactions are settled through an affiliated clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SALI), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no significant losses under this agreement.

(b) Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, intangibles, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Securities owned and securities sold but not yet purchased are stated at fair value.

(e) ***Goodwill and Other Assets***

Intangible assets, including goodwill and identifiable intangible assets represent the excess of consideration paid over the fair value of tangible assets acquired less the assumption of liabilities. The Company has recorded customer lists and customer relationships acquired as an identifiable intangible asset, valued at $6,168,095 net of accumulated amortization of $431,622. The Company is amortizing customer lists and customer relationships using the straight-line method over their estimated useful lives of five and ten years, respectively. Intangible assets at September 30, 2014 include $46,250 representing an indefinite life unamortizable intangible asset, which is the amount paid for a brokerage license, which was contributed to the Company as part of its original capitalization. Goodwill of $6,277,152 is recorded as of September 30, 2014.

On July 1, 2014 the Company completed an acquisition of WRP Investments, Inc. In conjunction with the acquisition, the Company recorded customer relationships, as an identifiable intangible asset, valued at $6,000,000. The Company is amortizing the customer relationships using the straight-line method over its estimated useful life of ten years. As part of the acquisition, the Company also recorded goodwill of $6,275,152.

The Company has reviewed the unamortizable intangible asset and goodwill for impairment and has determined no impairment existed as of and for the year ended September 30, 2014.

(f) ***Furniture and Equipment***

Furniture and equipment are carried at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the assets.

(g) ***Notes Receivable from Financial Advisors, Net***

Notes receivable from financial advisors, net represent advances to financial advisors which are charged to expense as the loan advances are forgiven pursuant to the contractual agreements with the financial advisors. Additionally, the Company has recorded an allowance for notes receivable from financial advisors in the amount of $492,506 as of September 30, 2014 based on an estimate for uncollectible amounts.

(h) ***Other Assets***

Other assets consist primarily of deferred income taxes, and other receivables.

(i) ***Subsequent Events***

The Company has evaluated subsequent events and their potential effects on this statement of financial condition through the date of the issued statement of financial condition. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2014 consolidated statement of financial condition.

(j) ***Recent Accounting Pronouncements***

Accounting Changes

In January 2013, the FASB issued new balance sheet guidance related to clarifying the scope of disclosures about offsetting assets and liabilities. The update further defined that prior offsetting assets and liabilities guidance applies only to derivatives, repurchase and reverse purchase agreements, and securities borrowing and lending transactions that are either offset in accordance with specific criteria contained in the FASB guidance or subject to a master netting arrangement or similar agreement. The Company adopted the provisions of the new guidance on October 1, 2013. The adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

Accounting Changes Issued Not Currently Effective

In July 2013, the FASB issued final guidance on the presentation of certain unrecognized tax benefits in the financial statements. This guidance requires unrecognized tax benefits to be presented as a decrease in a deferred tax asset for a net operating loss carryforward, similar tax loss or tax credit carryforward if certain criteria are met. In situations in which a net operating loss carryforward, a similar tax loss or tax credit carryforward is not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with deferred tax assets. This guidance is effective for the company for fiscal year 2016. The adoption is not expected to materially affect the Company's consolidated financial condition.

In August 2014, the FASB issued new accounting guidance that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into GAAP a requirement that management perform a going concern evaluation similar to the auditor's evaluation required by standards issued by the Public Company Accounting Oversight Board ("PCAOB") and American Institute of Certified Public Accountants ("AICPA"). The guidance is effective for the company in fiscal year 2017. Early application is permitted. The adoption is not expected to materially affect the Company's consolidated financial condition.

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016.

Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have to its consolidated statement of financial condition.

(2) Acquisitions

On July 1, 2014, the Company completed the acquisition of WRP Investments, Inc., an Ohio based broker-dealer. The total purchase price was $13,725,000 which was paid in cash.

The following table summarizes the allocation of the purchase price to assets and liabilities acquired on July 1, 2014:

Goodwill	$ 8,551,438
Intangible assets	6,000,000
Other assets	1,318,725
Total assets acquired	15,870,163
Payable to financial advisors	(642,345)
Deferred tax liability	(2,276,286)
Other liabilities	(167,278)
Total liabilities assumed	(3,085,909)
Net assets acquired	12,784,254
Cash paid	13,725,000
Net cash paid in excess of net assets acquired	$ 940,746

(3) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2014, the Company had net capital of $1,442,467, which was $1,152,333 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(4) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's consolidated financial position.

(5) Related-Party Transactions

SALI and SA Group provide management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SALI and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SALI. SALI serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws, and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax asset is recorded in Other Assets in the statement of financial condition; accordingly the Company has recorded the following:

	September 30, 2014
Deferred tax asset:	
Federal	$ 343,544
State	28,275
Total deferred tax asset	371,819
Deferred tax liability:	
Federal	(1,986,060)
State	(158,547)
Total deferred tax liability	(2,144,607)
Net deferred tax liability	$ (1,772,788)

The tax effects of each type of income and expense item that gave rise to deferred taxes are:

	September 30, 2014
Bad debt reserves and other reserves	$ 294,543
Depreciation and amortization	(2,117,112)
Net operation loss carry forwards	624
Accrued bonus	66,429
Other	(17,272)
Total	$ (1,772,788)

Management has concluded that the realization of deferred tax assets is more likely than not; accordingly, there were no valuation allowances at September 30, 2014 and there was no change in the valuation allowance for the year ended September 30, 2014.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2014, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2009 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. The Company accounts for interest and penalties as a component of income tax expense. The Parent has filed tax returns through fiscal year ended September 30, 2013.